

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

Via E-Mail
Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176

> **RE: Echo Therapeutics, Inc.**
> **Preliminary Proxy Statement filed by Platinum Partners Value Arbitrage**
>   **Fund, L.P., Platinum Long Term Growth VII, LLC, Platinum Partners**
>   **Liquid Opportunity Master Fund L.P., Platinum-Montaur Life Sciences,**
>   **LLC, Platinum Management (NY) LLC, Platinum Liquid Opportunity**
>   **Management (NY) LLC, Mark Nordlicht, Uri Landesman and**
>   **Shepard M. Goldberg**
> **Filed on April 17, 2014**
> **File No. 001-35218**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notice

1.   Revise your disclosure to explain what you mean when you state that you are soliciting proxies to ensure that the interests of the company's security holders are "appropriately represented in the boardroom." Are those interests not currently represented? Are your interests not currently represented through Dr. Goldberg's membership on the board as your designee?

2.   We note that you intend to use proxies you obtain to vote for the Company nominee other than Robert Doman. Please revise to identify this other nominee and his relationship to you and your current nominee.

3.   While we note the disclosure that election of your nominee will result in a minority position of the Board, it appears from your disclosure about seeking to "reconstitute the Board beginning with" the replacement of Mr. Doman that you are attempting to obtain control. If so, please revise accordingly. Please also reconcile with your disclosure here that "We are not seeking control of the Board."

4.   We note the disclosure regarding the aggregate number of shares beneficially owned by the participants. Given the conversion and exercise limits noted in your disclosure, please revise to clarify how many votes the participants are entitled to cast with respect to the shares they own.

Background to the Solicitation, page 3

5.   Please revise to clarify the "certain" actions, steps, representatives and members referenced throughout this section.

6.   We note your description of the 9.99% Blocker and that you currently are the beneficial owner of 19.99% of the company's shares. Revise this section, as necessary, to describe your request for a waiver of the 9.99% Blocker.

7.   Please revise to disclose any material discussions and negotiations between the participants and the Company between the nomination of Shepard Goldberg in December 2013 and the February 27, 2014 settlement. Currently, it appears that the nomination was made, a complaint was filed and answered and the lawsuit was settled without any communication between the parties. Include in your revised disclosure how and why Michael Goldberg was agreed to be elected to the Board given that Shepard Goldberg was your original nominee.

8.   Revise the February 27, 2014 entry to disclose whether Dr. Goldberg is currently a director of the company.

Reasons for the Solicitation, page 4

9.   The penultimate sentence of the first paragraph implies that the current Board lacks the "appropriate and relevant skill sets and a shared objective of enhancing value for the benefit of all stockholders." We also note the disclosure on page 5 regarding the objectivity the current Board lacks. Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support for these assertions. In this regard, please note that the factual foundation offered must be reasonable. See Note b. to Rule 14a-9.

10.   When you note in your disclosure a concern relating to the board or management, please also disclose how that concern should be addressed. For example, under "Poor Stock Price Performance," you refer to various deficiencies that need to be addressed, but the

deficiencies and any plans to remedy the deficiencies are unclear from your disclosure. We also note the disclosure regarding an ineffective CEO search, inability to manage expenses and insufficient stock ownership by the Board, but it is unclear what specific actions you believe should be taken. Please revise.

Poor Stock Price Performance, page 4

11.   Please clarify the purpose of note 1 in the table. Also, with a view toward disclosure, tell us why you selected to NASDAQ Stock Market Index as a comparator given the exchange on which the Company's shares trade.

12.   Revise the last sentence in this section to explain how the election of your nominee is the "only way to stop [the] value destruction."

Questionable Strategic Decisions by the Board and Management, page 4

13.   Disclose why you are concerned that the company "will conduct another dilutive equity financing."

14.   Revise the last sentence of this section to explain why you believe that Mr. Doman's presence on the board prevents the company from "effectively" completing its search for a permanent chief executive officer.

Lack of Accountability, page 5

15.   Disclose here that neither your nominee nor Dr. Goldberg, who is your board designee and whose election you support, own any shares in the company and explain how their election would add accountability to the board given that the ownership of shares by board members as a group will decrease with the election of Mr. Goldberg and Dr. Goldberg and that both Mr. Goldberg and Dr. Goldberg will have even less "accountability" than the current directors.

16.   We note your inclusion of the text of footnote 2 but are unable to find the language to which this footnote is related. Please advise or revise.

Election of Directors, page 6

17.   Explain why you do not believe that the family relationship between Mr. Goldberg and Dr. Goldberg "detracts from Mr. Goldberg's qualifications or his ability to effectively serve stockholders as a director."

18.   We note your disclosure regarding additional or substitute nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw. In addition, please confirm for us that should the participants

lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 9

19.   We note the multiple methods by which proxies will be solicited. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Certain Information . . ., page 10

20.   Please tell us how your disclosure regarding attribution of group beneficial ownership is consistent with Question 105.06 of our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting, Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm

Incorporation by Reference, page 11

21.   We note your intent to rely on Exchange Act Rule 14a-5(c). Please be advised that we believe reliance on Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions